

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via Email

B. Michael Friedman
President
800 Commerce, Inc.
477 South Rosemary Avenue, Suite 203
West Palm Beach, Florida 33401

> **Re: 800 Commerce, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 8, 2013**
> **File No. 333-184459**

Dear Mr. Friedman:

We have reviewed your letter dated February 8, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our December 26, 2012 letter.

General

1.   Please update the financial statements to comply with Rule 8-08 of Regulation S-X. Revise the rest of your filing accordingly.

2.   Your response to prior comment 8 states that based on your review of the business plans of 800 Commerce and MediSwipe, you have determined that there is no conflict of interest related to any officers and directors that may serve in the same capacity for you and MediSwipe. Please provide us with a more detailed explanation as to how you reached this conclusion. In addition, tell us whether, as disclosed in your first amended S-1 filed on December 7, 2012, your amended and restated articles of incorporation will provide that the doctrine of corporate opportunity, or any other analogous doctrine, will not apply against you or any of your officers or directors in any situations involving MediSwipe.

3.   On page 52, you state that your revenues are paid to you through Front Stream Payments and Pay Ventures. Although you discuss Pay Ventures throughout the prospectus, this is the only place that you mention Front Stream Payments. Please provide us with an explanation of your relationship with Front Stream Payments, and how you concluded that no additional disclosure was necessary.

Risk Factors

"We are an 'emerging growth company,' and the reduced disclosure…," page 3

4.   We note your response to prior comment 7. Please revise the first sentence of this risk factor to state that you will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for as long as you are an emerging growth company. In addition, as previously requested, disclose that as a newly public company, your management can wait until your second annual report as a public company to issue its annual assessment of your internal control over financial reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the nine months ended September 30, 2012 compared to September 30, 2011

Results of Operations, page 13

5.   We note your response to prior comment 10. You have only received residual payments from the Assignment Agreement for one quarter. In the absence of a contractual take-or-pay commitment of the purchaser or some other reasonably supportable basis for your projection of revenues in future periods, your statements about the minimum monthly revenue going forward appear to lack sufficient support. Please revise. In addition, please explain why you believe that if the Initial Customer is replaced, future residual payments will be consistent with those you currently receive from the Initial Customer.

6.   In the second sentence of this section, you state that you received $21,087 in revenues "from merchant payment services pursuant to the Assignment Agreement." Please clarify that you received residual payments from the assigned customer and did not actually provide any merchant payment services to the assigned customer under the Assignment Agreement. In addition, disclose that you are receiving the residual payments because you issued shares of your stock to the counterparty to the Assignment Agreement.

Liquidity and Capital Resources, page 13

7.   We note your response to prior comment 11. Please provide a more detailed discussion of the databases you plan to acquire for $25,000 and explain the most significant items included in the $52,500 attributed to "Other."

Our Business, page 19

8.   We note your response to prior comment 14. Please revise your disclosure throughout this section to focus on your existing business. Provide a balanced presentation regarding your planned products and services, by consistently emphasizing that that you may not be

able to develop or launch such proposed goods or service offerings. Discuss the additional steps you need to take in order to transform your planned products and services into marketable products. Identify the significant uncertainties that may preclude product or service offering development and launch. In addition, as previously requested, more specifically address the steps you plan to take in the short term and long term to implement and fund your business model, specifically addressing your recurring and increasing operating losses.

9.   We note your response to prior comment 18 and are not persuaded that mobile user fees to send and receive text messages will not have a material impact on your planned business. Please provide us with a more detailed explanation, or revise.

10.   As of September 30, 2012, the majority of your revenues were generated from residual payments under the Assignment Agreement, not from providing merchant payment processing services. Please disclose if this continued to be true as of December 31, 2012. In addition, disclose whether you provide any merchant payment processing services, or if all merchant payment processing services are provided by Pay Ventures under the Consulting Agreement.

11.   Please discuss the impact of government regulations on your merchant payment processing business. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Company Strategy, page 22

12.   Please discuss your plans to raise additional working capital of approximately $500,000 to grow your business and provide more information regarding your "key strategic alliances."

Industry Background, page 22

13.   We note your response to prior comment 22. The statistics in this section do not appear pertinent to your existing business and do not appear directly relevant to the niche market for your planned business. Please revise.

How We Compensate Our Management, page 30

14.   Please include the disclosure required by Items 402(m) through (r) of Regulation S-K for the fiscal year ended December 31, 2012, your most recently completed fiscal year.

Who Owns Our Common Stock, page 31

15.   We note your revised disclosure in response to prior comment 25, which indicates that 307,692 shares have been included pursuant to the conversion terms of Mr. Climes's convertible note. The beneficial ownership table now discloses that Mr. Climes

beneficially owns 9.4% of your common stock. It appears that Mr. Climes cannot fully convert the convertible promissory note into shares of your common stock within the next 60 days due to the conversion limitation in Section 2(i) of the promissory note. As such, the number of shares included in the beneficial ownership table should not include any shares of common stock underlying the convertible note to the extent that they would exceed the conversion limitation. The footnote to the table should explain the conversion limitation, and quantify the number of shares excluded from disclosure in the beneficial ownership table for such reason.

Related Party Transactions, page 32

16.   We note your response to prior comment 26. Please disclose that Mr. Friedman is your promoter and provide the disclosure required by Item 402(c) of Regulation S-K. See Item 402(d)(2) of Regulation S-K.

Recent Sales of Unregistered Securities, page 62

17.   For each unregistered offering, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
       Harold H. Martin, Esq.
       Martin & Pritchett, P.A.